CE FRANKLIN LTD.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual and Special Meeting to be held on April 28, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 2:30 pm, Mountain Time, on Monday, April 27, 2009.

If you vote by fax, DO NOT mail back this proxy (Fax Number 1-866-249-7775).

25FE09063.E.SEDAR/000001/000001A

Appointment of Proxyholder

I/We being holder(s) of common shares of CE Franklin Ltd. (the "Corporation") hereby appoint: Michael S. West, President and Chief Executive Officer of the Corporation, or failing him, Robert McClinton, Chairman of the Board of Directors of the Corporation

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of **CE Franklin Ltd.** to be held in Viking Rooms A and B, at the Calgary Petroleum Club, 319 – 5 Avenue S.W., Calgary, Alberta on Tuesday, April 28, 2009 at 2:30 p.m. (Calgary time) and at any adjournment(s) thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors — **For** / Withhold ☐ ☐

Management recommends that you vote **FOR** all of the nominees as outlined in the Information Circular of the Corporation dated March 4, 2009 (the "Information Circular").

Vote **FOR** or **WITHHOLD** for all nominees proposed by Management

Fold

2. Appointment of Auditors — **For** / Withhold ☐ ☐

To appoint PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta as Auditors of the Corporation at such remuneration as may be fixed by the Board of Directors.

3. Amendments to the Stock Option Plan — **For** / Against ☐ ☐

To approve the amendments to the Corporation's stock option plan, the details of which are more particularly described in the Information Circular.

4. Unallocated Options Pursuant to Existing Stock Option Plan — **For** / Against ☐ ☐

To approve all unallocated options pursuant to the Corporation's existing stock option plan to meet Toronto Stock Exchange requirements, the details of which are more particularly described in the Information Circular.

On any amendments or variations to any of the above matters and any other matters that may properly come before the Meeting.

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 5 8 0 2 5 A R 2 C F T Q